FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of March, 2004
Commission File Number: 000-33143

CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

TABLE OF CONTENTS

Item		Page
Item 1.	Press Release Announcing Claxson Interactive Group Inc.’s 2003 Fourth Quarter and Annual Financial Results	3
Signatures		11

Item 1. Press Release Announcing Claxson Interactive Group Inc.’s 2003 Fourth Quarter and Annual Financial Results

FOR IMMEDIATE RELEASE

CLAXSON REPORTS 2003 FOURTH QUARTER AND ANNUAL
FINANCIAL RESULTS

Net Revenues, Operating Income and Net Income Increase for the Year

Buenos Aires, March 18, 2004 – Claxson Interactive Group Inc. (XSON.OB; “Claxson” or the “Company”), today announced financial results for the three and twelve-month periods ended December 31, 2003.

Financial Results

Operating income for the three-month period ended December 31, 2003 was $3.5 million, representing a $3.0 million improvement from an operating income of $0.5 million for the three month period ended December 31, 2002. Operating income for the twelve-month period ended December 31, 2003 was $5.3 million representing a $7.6 million improvement from an operating loss of $2.3 million for the same period of 2002. The improvement in operating results for 2003 is due to a 9% increase in revenues and a 1% decrease in operating expenses.

As a result of the Company’s agreement with Playboy Enterprises, Inc., the 2003 results include the consolidation of the operations of Playboy TV Latin America & Iberia (PTVLA) into the operations of Claxson’s Pay TV division.

Net revenues for the fourth quarter of 2003 were $22.5 million, a 15% increase from net revenues of $19.6 million for the fourth quarter of 2002. Net revenues were affected by the consolidation of the PTVLA operations, the appreciation of the Argentine and Chilean currencies, and the improved performance of Claxson’s Broadcast Division assets, partially offset by a decrease in subscriber rates received from DIRECTV™ Latin America when compared to 2002. Net revenues for the twelve months ended December 31, 2003 totaled $81.8 million compared to net revenues of $75.0 million for the twelve months ended December 31, 2002.

During the fourth quarter of 2003, the average exchange rate of the Argentine and Chilean currencies compared to the U.S. dollar appreciated 18% and 9%, respectively, versus the same period in 2002. For the twelve-month period ended December 31, 2003 the average appreciation of the currency in Argentina was 6%, while the Chilean currency depreciated 2%, compared to the same period in 2002.

“We have completed a significant year in Claxson’s financial and operational consolidation. During 2003, the growth of our revenues, together with a strict cost management philosophy, put Claxson on the path to profitability,” said Roberto Vivo, Chairman and CEO, Claxson. “This quarter closes a year where Claxson strengthened its turnaround and faces 2004 strategically situated to maintain and solidify its competitive position in the market. I am very proud of the accomplishments of my management team and every employee at Claxson who accepted the challenge and worked very hard to bring us up to where we are today.”

Subscriber-based fees for the three-month period ended December 31, 2003 totaled $9.7 million, representing approximately 43% of total net revenues and a 35% increase from subscriber-based fees of $7.2 million for the fourth quarter of 2002. The increase is primarily attributed to the consolidation of PTVLA, and to a lesser extent to the appreciation of the Argentine currency, partially offset by reduced fees from DIRECTV Latin America. In November 2002, the Company agreed to a reduction in DIRECTV Latin America’s subscriber rates and converted prices to local currencies, in exchange for a two year extension in the contract’s maturity. Subscriber-based fees for the twelve months ended December 31, 2003 totaled $38.9 million compared to $31.6 million for the same period of 2002.

Advertising revenues for the three-month period ended December 31, 2003 were $11.7 million, representing approximately 52% of Claxson’s total net revenues and a 23% increase from advertising revenues of $9.5 million for the fourth quarter of 2002. Advertising revenues for the twelve months ended December 31, 2003 totaled $37.3 million compared to $30.5 million for the same period of 2002. The improvement in advertising revenues is due primarily to increased revenues from the Company’s Broadcast assets in Chile, especially from Chilevision, Claxson’s broadcast TV station, as a result of improved ratings; and to a better pay TV advertising market in Argentina as compared to 2002.

Production services revenues for the three-month period ended December 31, 2003 were $0.7 million, compared to $1.7 million for the fourth quarter of 2002. This decrease was primarily due to the consolidation of PTVLA, as services provided to PTVLA are now eliminated upon consolidation, and a decrease in volumes handled by The Kitchen, Inc., Claxson’s Miami-based broadcast and dubbing facility, as a result of the adverse economic situation in Latin America. Production services revenues for the twelve months ended December 31, 2003 totaled $2.9 million compared to $7.1 million for the same period of 2002.

Other revenues for the three-month period ended December 31, 2003 were $0.4 million compared to $1.2 million for the fourth quarter of 2002. This decrease is due to the consolidation of PTVLA, as services provided to PTVLA are now eliminated upon consolidation, as well as the discontinuation of services provided to Playboy TV International. Other revenues for the twelve months ended December 31, 2003 totaled $2.6 million compared to $5.8 million for the same period of 2002.

Operating expenses for the three months ended December 31, 2003 were $19.0 million, virtually unchanged from the $19.1 million in the fourth quarter of 2002, due primarily to the decrease in amortization of our broadcast licenses in Chile as well as continuous efforts to reduce costs, partially offset by the consolidation and rationalization of PTVLA. Operating expenses for the twelve months ended December 31, 2003 totaled $76.5 million compared to $77.3 million for the same twelve months in 2002.

Interest expense for the three-month period ended December 31, 2003 was $0.5 million compared to $2.5 million for the fourth quarter of 2002. This decrease is attributable to the Exchange Offer and consent solicitation as all future interest on the Claxson Notes is reflected as part of the balance of the debt. As interest on these Notes is paid, the debt will be reduced proportionately. Interest expense for the twelve months ended December 31, 2003 totaled $2.2 million compared to interest expense of $12.4 million for the twelve months ended December 31, 2002.

Net income for the three months ended December 31, 2003 was $1.1 million ($0.06 per common share), including a $0.6 million foreign exchange gain due to the fluctuations of local currencies. As dictated by the Company’s amended and restated memorandum of association, on September 21, 2003, all of our outstanding Series A preferred shares were mandatorily converted to Class A common shares increasing the total outstanding Class A common shares from 18.7 million to 19.4 million. The number of shares used for the per-share earnings computation reflects this conversion. The fourth quarter net income decreased from $24.0 million for the same period in 2002, which was attributed to a gain on fluctuations on exchange rates and a gain on debt restructuring. For the twelve month period ended December 31, 2003 net income was $8.3 million, which represents a turnaround of $146.8 million over the $138.4 million net loss for the same twelve months of 2002.

As of December 31, 2003, Claxson had a balance of cash and cash equivalents of $7.7 million and $88.3 million in debt, which includes $20.3 million in future interest payments of the 8.75% Senior Notes due in 2010. During the year 2003 Claxson operating activities generated cash flows of $13.7 million compared to $2.0 million for the same period of 2002. Cash generated from operating activities was primarily used for capital expenditures, to maintain and/or update the Company’s equipment and buildings, and for the payment of debt obligations, as well as for the payment of commitments related to the purchase of minority interest in our Broadcast assets and the payment of fees related to the Claxson formation transaction.

Fourth Quarter Highlights

Following the launch of a new online chat service developed by Claxson’s Broadband and Internet Division for America Online Latin America, Inc. (NASDAQ:AOLA), Claxson and America Online Latin America announced the launch of Cupido.net (http://cupido.net), a matchmaking and meeting Internet service available to all web users in Mexico, Brazil and Argentina. These arrangements underscore Claxson’s commitment to the new phase of its broadband and Internet business model by offering technology development and support services to external clients through its ESDC Digital Platform.

In December 2003, due to Chilevision’s use of hidden camera recordings made and/or broadcasted by Chilevision as part of its investigative reporting on high profile news of local interest, certain officers and journalists of Chilevision were named the subject of several pending criminal proceedings in Chile. No formal criminal charges have been brought against any of Chilevision’s employees that are the subject of the pending criminal proceedings. No civil actions have been filed against Chilevision or its employees. These proceedings have been of high profile in the Chilean media and although we cannot predict their outcome, we believe that the allegations in these proceedings are without merit and have retained counsel to vigorously defend Chilevision and its employees in these cases. Accordingly, Claxson has not reserved for any contingent liabilities as of December 31, 2003 related to these proceedings.

About Claxson

Claxson (XSON.OB) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television, broadcast television, radio and the Internet. Claxson was formed on September 21, 2001 in a merger transaction, which combined El Sitio, Inc. and other media assets contributed by funds affiliated with Hicks, Muse, Tate & Furst Inc. and members of the Cisneros Group of Companies. Headquartered in Buenos Aires, Argentina, and Miami, Florida, Claxson has a presence in all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain, Portugal and the United States.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20F filed with the U.S. Securities and Exchange Commission on July 15, 2003.

# # #

Contacts:
Press	Investors
Alfredo Richard	Jose Antonio Ituarte
SVP, Communications	Chief Financial Officer
Claxson	Claxson
305-894-3588	011-5411-4339-3700

— Financial Tables Attached —

CLAXSON

BALANCE SHEETS

(In Thousands of U.S. dollars)

	As of	As of
	December 31,	December 31,
	2003	2002

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,682	$8,072
Restricted investments	213	750
Accounts receivable, net	25,249	29,874
Other current assets	7,409	8,617

Total current assets	40,553	47,313
RESTRICTED INVESTMENTS	750	750
PROPERTY AND EQUIPMENT, net	19,107	18,573
PROGRAMMING RIGHTS, net	4,679	5,554
INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES	1,061	1,025
INVESTMENTS IN EQUITY SECURITIES	54	448
GOODWILL	53,627	51,837
BROADCAST LICENSES	21,160	18,065
OTHER ASSETS	4,348	4,057

TOTAL ASSETS	$145,339	$147,622

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable, accrued and other liabilities	$30,928	$36,635
Current portion of programming rights obligations	10,082	9,899
8.75% Senior Notes Due 2010, including accrued interest	3,616	1,396
11% Senior Notes Due 2005, including accrued interest	2,928	6,247
6.25% Senior Notes Due 2013, including accrued interest	80	—
Current portion of long-term debt	8,033	7,156

Total current liabilities	55,667	61,333
LONG-TERM LIABILITIES:
Long-term debt, net of current portion	12,707	16,029
8.75% Senior Notes Due 2010, including accrued interest	57,999	61,576
6.25% Senior Notes Due 2013, including accrued interest	2,666	—
5% Senior Notes Due 2008, including accrued interest	244	—
Other long-term liabilities	4,935	4,325

Total long-term liabilities	78,551	81,930
MINORITY INTEREST	1,128	1,164
SHAREHOLDERS’ EQUITY	9,993	3,195

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$145,339	$147,622

CLAXSON

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands of U.S. dollars, except per share data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,

	2003	2002	2003	2002

NET REVENUES:
Subscriber-based fees	$9,665	$7,191	$38,932	$31,566
Advertising	11,700	9,496	37,324	30,547
Production services	668	1,676	2,930	7,081
Other	432	1,187	2,601	5,766

Total net revenues	22,465	19,550	81,787	74,960

OPERATING EXPENSES:
Product, content and technology	9,881	8,774	36,581	34,710
Marketing and sales	2,503	3,784	12,576	13,090
Corporate and administration	5,136	4,153	18,615	17,164
Depreciation and amortization	1,472	2,368	5,993	12,304
Impairment of goodwill	—	—	2,758	—

Total operating expenses	18,992	19,079	76,523	77,268

OPERATING INCOME (LOSS)	3,473	471	5,264	(2,308)
INTEREST EXPENSE	(536)	(2,485)	(2,246)	(12,422)
OTHER INCOME (EXPENSE), NET	(1,317)	3,067	(1,364)	3,709
FOREIGN CURRENCY EXCHANGE GAIN (LOSS)	637	6,825	9,095	(61,349)
GAIN ON DEBT RESTRUCTURING	—	15,274	—	15,274
NET GAIN (LOSS) FROM UNCONSOLIDATED AFFILIATES	161	550	346	(6,746)
BENEFIT (PROVISION) FOR INCOME TAXES	(1,290)	249	(2,804)	134
MINORITY INTEREST	(1)	4	46	68
CHANGE IN ACCOUNTING PRINCIPLES	—	—	—	(74,789)

NET INCOME (LOSS)	$1,127	$23,955	$8,337	$(138,429)

NET INCOME (LOSS) PER COMMON SHARE (Basic and diluted)	$0.06	$1.28	$0.44	$(7.41)

NET INCOME (LOSS) PER COMMON SHARE BEFORE CHANGE IN ACCOUNTING PRINCIPLE (Basic and diluted)	$0.06	$1.28	$0.44	$(3.41)

NUMBER OF SHARES USED IN PER SHARE CALCULATIONS (Basic)	19,428	18,678	18,886	18,678

NUMBER OF SHARES USED IN PER SHARE CALCULATIONS (Diluted)	19,734	18,678	18,980	18,678

CLAXSON

CONSOLIDATED STATEMENTS OF OPERATIONS INFORMATION – BY SEGMENT

(In Thousands of U.S. dollars)

	Pay		Internet &	Claxson
	Television	Broadcast	Broadband	Corporate	Total

For the Three Months Ended December 31, 2003:
NET REVENUES	$11,963	$10,493	$9	$—	$22,465

OPERATING INCOME (LOSS)	$2,611	$2,194	$(63)	$(1,269)	$3,473

For the Three Months Ended December 31, 2002:
NET REVENUES	$10,807	$8,723	$20	$—	$19,550

OPERATING INCOME (LOSS)	$1,385	$920	$(882)	$(952)	$471

For the Twelve Months Ended December 31, 2003:
NET REVENUES	$48,215	$33,394	$178	$—	$81,787

OPERATING INCOME (LOSS)	$7,266	$4,928	$(1,898)	$(5,032)	$5,264

For the Twelve Months Ended December 31, 2002:
NET REVENUES	$46,192	$28,578	$190	$—	$74,960

OPERATING INCOME (LOSS)	$9,303	$(1,152)	$(7,684)	$(2,775)	$(2,308)

CLAXSON

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of U.S. dollars)

	Twelve Months Ended
	December 31

	2002	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$8,224	$(138,429)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Amortization of programming rights	4,623	4,903
Share-based compensation	49	73
Depreciation and amortization	5,993	12,304
Interest accrued on notes receivable from shareholders	126	838
Preferred dividend receivable	—	(342)
Net loss on disposal of assets	(97)	567
Exchange rate gain (loss)	(9,095)	61,349
Impairment of goodwill	2,758	74,789
Gain on debt restructuring	—	(15,274)
Gain (loss) from unconsolidated subsidiaries	(346)	6,746
Minority interest	(46)	(68)
Changes in operating assets and liabilities	1,465	(5,485)

Net cash provided by operating activities	13,654	1,971

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(2,583)	(1,605)
Net cash balance of newly consolidated affiliate	—	909
Payments for acquisition of minority interest	(2,416)	(2,238)
Transaction costs paid	(1,869)	(1,050)
(Investments in) Distribution from unconsolidated subsidiaries	371	(130)
Sale of investments in subsidiaries	837	8,400

Net cash (used in) provided by investing activities	(5,660)	4,286

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of short/long-term debt	(8,591)	(7,689)
Payment of debt restructuring costs	—	(3,868)
Restricted cash released (deposited) in guaranty of Chilean syndicated loan	706	(1,500)
Capital contribution by minority shareholder	—	32

Net cash used in financing activities	(7,885)	(13,025)

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	(499)	(371)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(390)	(7,139)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	8,072	15,211

CASH AND CASH EQUIVALENTS, END OF YEAR	$7,682	$8,072

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC. (Registrant)

Date: March 19, 2004	By: /s/ Roberto Vivo-Chaneton Name: Roberto Vivo-Chaneton Title: Chief Executive Officer